FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAY 2 4 2002
WASH, D.C. 155 SECTION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

P.B. 11-30-01

For the month of November, 2001

Goldbelt Resources Ltd
(Translation of registrant's name into English)

595 Howe St, 10th Floor Vancouver BC V6C 2T5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12/17/01

By: Paul J Morgan
Name: Paul J Morgan
Title: President, CEO

AD1000D9F

DuMOULIN BLACK

BARRISTERS & SOLICITORS

W. DAVID BLACK
SARGENT H. BERNER
KENNETH W. BALL
COREY M. DEAN
J. DOUGLAS SEPPALA*
MARY P. COLLYER
JANICE E. CONWAY
CHRISTINE E. COLEMAN
GEORGE R. BRAZIER
BRIAN C. IRWIN
CHERI L. PEDERSEN
KENNETH L.H. EMBREE
C. BRUCE SCOTT
STEPHEN TONG
PATRICIA D. SANDBERG
JEROME D. ZISKROUT
associate counsel

(*denotes law corporation)

10TH FLOOR, 595 HOWE STREET
VANCOUVER, CANADA
V6C 2T5

TELEPHONE No. (604) 687-1224

TELECOPIER No. (604) 687-3635

FILE NO. 290-1
DIRECT LINE 602-6805
EMAIL birwin@dumoulinblack.com

October 29, 2001

VIA FACSIMILE: 605-2729

The Province
Granville Square Flagship
200 Granville Street Suite 1
Vancouver BC V6N 3C3

Attention: Legal Notices

Dear Sirs/Mesdames:

Re: Goldbelt Resources Ltd. (the "Company")

We enclose an Advance Notice of Annual General Meeting for the Company. Please publish this Notice once in the Legal Notices Section of the Province to appear on November 6, 2001. We would like it to run using minimum space.

Please send your account to the attention of the writer noting the Company's name for identification purposes.

Yours truly

DuMOULIN BLACK

Per:
Brian C. Irwin

BCI/kja
Enclosure

cc: Canadian Venture Exchange, Attention: Corporate Finance Services, Via Sedar
British Columbia Securities Commission, Via Sedar
Alberta Securities Commission, Via Sedar
Ontario Securities Commission, Via Sedar
Goldbelt Resources Ltd., Attention: Messrs. Paul J. Morgan, Paul G. Naughton & Mark A. Wilson, Via E-Mail
Computershare Trust Company of Canada, Attention: Mr. Ian Malcolm (Via E-Mail)

BCI\029001\AGM0112\1484

GOLDBELT RESOURCES LTD.

ADVANCE NOTICE OF GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of **Goldbelt Resources Ltd.** (the "Company") will be held on December 21, 2001 at which time it is proposed that Directors of the Company will be elected for the ensuing year.

Members are invited to make written nominations for directors of the Company. If any written nominations for a director signed by members holding in the aggregate not less than 10% of the outstanding shares of the Company having a right to vote at the meeting, are delivered to the Company's Registered Office, 595 Howe Street, 10th Floor, Vancouver British Columbia, V6C 2T5, on or before the close of business 35 days before the day of the meeting, accompanied by information about the nominee required under the Company Act, the Company will include the name of the nominee and the information as to the nominee in the information circular sent by the management of the Company pursuant to Sections 153 and 154 of the Company Act.

A person who is not disqualified by Section 114 of the Company Act may become or act as a director of the Company.

Computershare

510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

November 14, 2001

To: All Applicable Commissions
Canadian Venture Exchange

Dear Sirs:

Subject: Goldbelt Resources Ltd.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	380755405
4.	Record Date	:	November 14, 2001
5.	Meeting Date	:	December 21, 2001
6.	Meeting Location	:	Vancouver, B.C.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
A/Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

ANNUAL GENERAL MEETING OF MEMBERS OF

Goldbelt Resources Ltd. (the "Company")

TO BE HELD AT 595 Howe Street, 10th Floor
Vancouver, British Columbia

ON FRIDAY, DECEMBER 21, 2001, AT 11:00 A.M.

The undersigned Member ("Registered Shareholder") of the Company hereby appoints, Paul J. Morgan, a Director of the Company, or failing this person, Brian C. Irwin, a Director of the Company, or in the place of the foregoing, ______________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Proxy

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at three		
		For	**Withhold**
2.	To elect as Director, Paul J. Morgan		
3.	To elect as Director, Paul G. Naughton		
4.	To elect as Director, Brian C. Irwin		
5.	To appoint J.M. Tucker Inc. as Auditors of the Company		
		For	**Against**
6.	To authorize the Directors to fix the auditors' remuneration		
7.	To authorize the Directors to issue shares to Paul J. Morgan in satisfaction of debt		
8.	To authorize the Directors to amend stock options		
9.	To transact such other business as may properly come before the Meeting		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________

Please Print Name: ______________________

Date: ______________________

Number of Shares Represented by Proxy: ______________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative***, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, it is deemed to be dated on the date it was mailed to you.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person***. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of "Computershare Trust Company of Canada" by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, 4th Floor, Vancouver, British Columbia, V6C 3B9 and its fax number is (604) 683-3694.

GOLDBELT RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of the members of Goldbelt Resources Ltd. (the "Company") will be held at 595 Howe Street, 10th Floor, Vancouver, British Columbia, on December 21, 2001, at the hour of 11:00 A.M., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors to the members and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended June 30, 2001.
2. To elect directors for the ensuing year.
3. To appoint the auditor for the ensuing year.
4. To authorize the directors to fix the remuneration to be paid to the auditor.
5. To authorize the directors in their discretion to amend stock options granted to insiders, subject to regulatory approvals, as more full set forth in the informatin circular accompanying this notice.
6. To approve the issuance to Paul J. Morgan, of shares in full satisfaction of the Company's indebtedness to Mr. Morgan.
7. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 14th day of November, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

OF GOLDBELT RESOURCES LTD.

"PAUL J. MORGAN"
PAUL J. MORGAN
PRESIDENT & CHIEF EXECUTIVE OFFICER

GOLDBELT RESOURCES LTD.

INFORMATION CIRCULAR

(As at November 1, 2001, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of Goldbelt Resources Ltd. (the "Company") for use at the annual general meeting of the Company to be held on December 21, 2001 and at any adjournments thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by officers and employees of the Company. The cost of solicitation will be borne by the Company.

REVOCABILITY OF PROXY

The persons named as proxyholders in the enclosed form of proxy are directors or officers of the Company.

Any member returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or by his attorney authorized in writing or, if the member is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Company, at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, or with the chairman of the meeting on the day of the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value (the "common shares"), of which 4,655,137 common shares are issued and outstanding. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on November 14, 2001 will be entitled to receive notice of and vote at the meeting. The Company has only one class of shares.

To the knowledge of the directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Cede & Co.①	1,964,215	42.2%
CDS & Co.①	1,669,161	35.9%

① The Company does not know the beneficial holders of shares so registered.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at three, which must be approved by a simple majority of shares voted at the annual general meeting.

The Company has an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled②
Paul J. Morgan① Denver Colorado President, CEO & Director	President, Managing Director and Chief Executive Officer Prior to that, General Manager of Australmin Holdings Limited	March 1992	3,704,000③
Paul G. Naughton Perth Australia Co-Chairman & Director	Co-Chairman of Goldbelt and a Director since March, 1992; Prior to that, Chairman of Australmin Holdings Limited	March 1992	3,704,000④
Brian C. Irwin West Vancouver British Columbia Director	Solicitor; Partner of DuMoulin Black	April 1996	10,000

① Member of the audit committee.

② Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 1, 2001, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

③ These shares are registered in the name of D.W. Trustees Ltd. and are held in trust for Mr. Paul J. Morgan.

④ These shares are held indirectly by Hanzell Pty. Ltd., a private company of which Mr. Paul G. Naughton is a principal.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the Securities Act (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at June 30, 2001 and the other four most highly compensated executive officers of the Company as at June 30, 2001 whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the "Named Executive Officers") and for the purpose of the Business Corporations Act (Yukon) $40,000 including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Mark Wilson President & CEO from June/97 to February/99	1999	$175,160	Nil	Nil	Nil	Nil	Nil	Nil
Paul J. Morgan② President & CEO	2001 2000 1999	$70,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

① $10,000 per month was accrued due to Mr. Morgan pending completion of the aborted acquisition of Regal Petroleum Corporation Limited. See "Other Matters – (b) Shares for Debt".

② Mr. Morgan was appointed as President and CEO March 1, 1999.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants during the most recently completed Financial Year

The Company did not grant stock options under the Stock Option Plan or otherwise during the most recently completed financial year to the Named Executive Officers, directors or officers.

Aggregated Options Exercised in Last Financial Year and Financial Year-End Option Values

The Named Executive Officers, directors or officers did not exercise any options in respect of the Company's shares during the most recently completed financial year.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000 other than as set out below:

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this information circular except as follows:

Directors are entitled to compensation of $2,000 per directors' meeting attended to a maximum of $8,000.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any director, executive officer, senior officer, proposed nominee for election as a director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise, during the most recently completed financial year.

YUKON BUSINESS CORPORATIONS ACT DISCLOSURE

No directors or officers of the Company other than the Named Executive Officer received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year.

The Company does not have a Pension Plan or Retirement Plan.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of J.M. Tucker Inc., Chartered Accountant, 3630 Triumph Street, Vancouver, British Columbia, V5K 1V3, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

Cordovano & Harvey, P.C., Certified General Accountants, were first appointed as auditors on December 14, 1999. It is proposed that J.M. Tucker Inc. will be appointed in the place of the firm of Cordovano & Harvey, P.C. and a notice in this respect and a letter from J.M. Tucker Inc. accompany this information circular.

MANAGEMENT CONTRACTS

Management functions of the Company are performed by Goldbelt Management Services Inc., a wholly owned Colorado subsidiary of the Company, pursuant to a management services contract.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or senior officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Stock Options

During the next year, the Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current policy of the Canadian Venture Exchange (the "Exchange"), member approval is not required for the grant of stock options if granted in accordance with the policy. However, such policy requires that any decrease in the exercise price of stock options held by insiders be approved by a majority of the members at the Meeting, excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members at the Meeting will be asked to authorize the directors in their discretion to amend stock options granted to insiders, subject to all necessary regulatory approvals.

For the purposes hereof, an "insider" is a director or senior officer of the Company, a director or senior officer of a company that is itself an insider or subsidiary of the Company, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of the Company extends to securities carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the Canadian Venture Exchange.

(b) Shares for Debt

Shareholders will be asked to vote in favour of a resolution of the shareholders to approve the issuance of 2,963,000 shares of the Company to Paul J. Morgan in full satisfaction of the Company's indebtedness to Mr. Morgan in the amount of CAD$296,391 (US$189,216) in respect of expenses incurred in relation to the Regal Petroleum Ltd. transaction. The Company currently has no agreements to pay management fees. Subsequent to March 31, 2001, Paul J. Morgan, President of the Company, submitted to the Company an invoice for management fees and expenses incurred for the period from November 1999 to May 2000 totaling US$189,216.80, of which US$70,000 represents management fees of US$10,000 per month. The services were provided and expenses were incurred in connection with the Company's proposed acquisition of Regal Petroleum Corporation. During the seven month period, Mr. Morgan spent virtually all of his time conducting due diligence and seeking of financing in London, Kiev, Denver and Toronto. At that time the Company and Mr. Morgan had anticipated that the fees and expenses would be paid by Regal Petroleum Corporation. When settling the unwinding of the transaction with Regal Petroleum Corporation, these costs were not included and now should be borne by the Company.

(c) Other Matters

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

DATED this 14th day of November, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

OF GOLDBELT RESOURCES LTD.

"PAUL J. MORGAN"

PAUL J. MORGAN
PRESIDENT & CHIEF EXECUTIVE OFFICER

CHARTERED ACCOUNTANT

3630 Triumph St., Vancouver, BC
Canada V5K 1V3
Telephone (604) 299-3333
Facsimile (604) 299-2212
E-mail jacqueline_tucker@telus.net

J.M. TUCKER INC.

September 28, 2001

British Columbia Securities Commission
701 Georgia Street West 9th Floor
PO Box 10142 Pacific Centre
Vancouver BC V7Y 1L2

Alberta Securities Commission
10025 Jasper Avenue 20th Floor
Edmonton AB T5J 3Z5

Ontario Securities Commission
20 Queen Street West Suite 800
PO Box 55
Toronto ON M5H 3S8

Dear Sirs:

Re: Goldbelt Resources Ltd. (the "Company")
Notice of Change of Auditor

As required by National Policy 31, to the best of our knowledge and belief at this time, we are in agreement with the information contained in the Company's Notice of Change of Auditor, dated August 16, 2001, a copy of which is attached.

Yours very truly,

J.M. Tucker Inc.

J.M. Tucker Inc.
Chartered Accountant

cc: Canadian Venture Exchange
609 Granville Street 6th Floor
Vancouver BC V7Y 1H1

Goldbelt Resources Ltd.
PO Box 752
Denver CO 80201

Cordovano & Harvey, P.C.
Suite 300 - 201 Steele Street
Denver, Colorado 80206

GOLDBELT RESOURCES LTD.
PO Box 752
Denver, Colorado 80201

TO THE SHAREHOLDERS

NOTICE OF CHANGE OF AUDITOR

The Company has changed its auditor from Cordovano & Harvey, P.C. of 201 Steele Street, Suite 300, Denver, Colorado, 80206 to J.M. Tucker Inc. of 3630 Triumph Street, Vancouver, British Columbia, V5K 1V3. The former auditor resigned effective August 16, 2001.

There are no reservations in any auditor's reports, no reportable disagreements between the Company and Cordovano & Harvey, P.C. and there have been no qualified opinions or denials of opinions by Cordovano & Harvey, P.C. in connection with the audits of the Company's two most recently completed fiscal years or any subsequent period.

This Notice, together with the required response letters from each of Cordovano & Harvey, P.C. and J.M. Tucker Inc. have been reviewed by the Company's Audit Committee.

The resignation of Cordovano & Harvey, P.C. and the recommendation to appoint J.M. Tucker Inc. as successor auditor has been approved by the Company's Audit Committee.

Dated this 2nd day of October, 2001

GOLDBELT RESOURCES LTD.

Per: *"Brian C. Irwin"*

BCI\029001\COA0108\1428

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GOLDBELT RESOURCES LTD.	2001/06/30	2001/10/24

ISSUER'S ADDRESS

10th FLOOR, 595 HOWE STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER, BC		V6C 2T5	604 687-8772	604 687-1224

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
BRIAN IRWIN	DIRECTOR	604 687-1224

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
birwin@dumoulinblack.com	NONE

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Paul J. Morgan"	PAUL JAMES MORGAN	2001/11/08

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Brian C. Irwin"	BRIAN C. IRWIN	2001/11/08

(Electronic signatures should be entered in "quotations".)

GOLDBELT RESOURCES LTD.
JUNE 30, 2001

SCHEDULE A

Reports and Consolidated Financial Statements of

GOLDBELT RESOURCES LTD.

As at June 30, 2001 and 2000 and for the three year period ended June 30, 2001

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgment. A system of internal control is maintained to provide reasonable assurance that financial information is accurate and reliable.

The Company's independent auditors, J.M. Tucker Inc., are appointed by its shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Audit Committee of the Board of Directors, which is composed of a majority of independent directors, has met with the Company's independent auditor to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

(signed) Paul J. Morgan Director (signed) Brian C. Irwin Director

Vancouver, British Columbia
November 8, 2001

CHARTERED ACCOUNTANT

3630 Triumph St., Vancouver, BC, Canada
V5K 1V3
Telephone (604) 299-3333
Facsimile (604) 299-2212
E-mail jacqueline_tucker@telus.net

J.M. TUCKER INC.

AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of Goldbelt Resources Ltd. as at June 30, 2001 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2001 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected balance sheet items as at June 30, 2001 and 2000 and the results of operations for each of the years in the three year period ended June 30, 2001 to the extent summarized in note 14 to the consolidated financial statements.

The consolidated financial statements as at June 30, 2000 and June 30, 1999 and for the three-year period ended June 30, 2000 were audited by other auditors who expressed an opinion without reservation on these statements in their report dated September 15, 2000.

(signed) J.M. Tucker Inc.

Chartered Accountant

Vancouver, British Columbia
October 17, 2001, except as to note 13 which is of October 24, 2001

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as that referred to in the attached consolidated balance sheet as at June 30, 2001 and described in note 1 of the consolidated financial statements. Our report to shareholders dated October 17, 2001, except as to note 13 which is of October 24, 2001, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditor's report when the uncertainty is adequately disclosed in the financial statements.

(signed) J.M. Tucker Inc.

Chartered Accountant

Vancouver, British Columbia
October 17, 2001, except as to note 13 which is of October 24, 2001

GOLDBELT RESOURCES LTD.
Consolidated Balance Sheet
As at June 30,
(Expressed in Canadian Dollars)

		2001		2000
ASSETS				
Current				
Cash and cash equivalents	$	349,126	$	3,088
Accounts receivable		1,765		-
Note receivable (note 4)		-		424,734
Interest receivable		-		62,239
Prepaid expense and other		8,529		-
		359,420		490,061
Investment (note 5)		240,870		-
	$	**600,290**	**$**	**490,061**
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	311,321	$	47,896
Loan payable (note 7)		-		15,007
		311,321		62,903
SHAREHOLDERS' EQUITY				
Capital stock (note 8)		48,124,162		48,124,162
Contributed surplus (note 9)		252,727		252,727
Deficit		(48,087,920)		(47,949,731)
		288,969		427,158
Continuing operations and significant and subsequent events (notes 1 & 13)				
	$	**600,290**	**$**	**490,061**

Approved on behalf of the Board:

(signed) Paul J. Morgan Director (signed) Brian C. Irwin Director

See notes to consolidated financial statements.

GOLDBELT RESOURCES LTD.
Consolidated Statement of Operations and Deficit
For the years ended June 30, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

	2001	2000	1999
Expenses			
Audit, accounting and related services fees	$ 27,035	$ 28,001	$ 93,566
Directors' fees	-	-	10,000
Legal fees	48,084	33,071	60,409
Management and consulting fees	67,009	18,022	23,112
Occupancy costs	6,139	4,576	17,954
Office	8,601	1,267	22,809
Salaries and benefits	9,398	7,612	260,299
Shareholders relations	6,650	5,006	32,188
Telephone and facsimile	1,549	2,728	24,656
Transfer agent and filing fees	7,045	8,400	27,785
Travel and promotion	19,210	155	55,610
Loss before the under noted items	(200,720)	(108,838)	(628,388)
Settlement costs, net of recoveries (note 4)	(249,389)	-	-
Foreign exchange gain (loss)	30,293	(4,263)	12,018
Gain (loss) on sale of marketable securities	-	-	(438)
Gain (loss) on sale of interests in mineral properties	240,870	-	(410,330)
Interest income	29,971	38,471	47,703
Loss on sale of equipment	-	-	(15,460)
Other	10,786	46,675	50,286
Write down of marketable securities	-	-	(5,141)
Write off of interests in mineral properties	-	-	(909,349)
Loss for year	**(138,189)**	**(27,955)**	**(1,859,099)**
Deficit, beginning of year	**(47,949,731)**	**(47,921,776)**	**(46,062,677)**
Deficit, end of year	**$ (48,087,920)**	**$ (47,949,731)**	**$ (47,921,776)**
Earnings (loss) per share – basic and diluted	**$ (0.00)**	**$ (0.00)**	**$ (0.04)**
Weighted average number of common shares used in the calculation of basic earnings (loss) per share	**46,551,376**	**46,551,376**	**47,317,629**

See notes to consolidated financial statements.

GOLDBELT RESOURCES LTD.
Consolidated Statement of Cash Flows
For the years ended June 30, 2001, 2000 and 1999
(Expressed in Canadian Dollars)

	2001	2000	1999
Cash flows from operating activities			
Net loss	$ (138,189)	$ (27,955)	$ (1,859,099)
Items not involving cash			
Loss (gain) on sale of interests in mineral properties	(240,870)	-	410,330
Loss (gain) on sale of marketable securities	-	-	438
Loss on sale of equipment	-	-	15,460
Other	-	9,907	9,501
Write down of marketable securities	-	-	5,141
Write off of interests in mineral properties	-	-	909,349
	(379,059)	(18,048)	(508,880)
Changes in operating assets and liabilities			
Marketable securities	-	-	39,344
Accounts receivable	(1,765)	-	73,500
Interest receivable	62,239	(17,553)	(44,686)
Prepaid expenses and other	(8,529)	-	-
Accounts payable and accrued liabilities	263,425	4,778	51,718
Loan payable	(15,007)	(27,436)	-
	(78,696)	(58,259)	(389,004)
Cash flows from investing activities			
Payments for capital assets	-	-	(1,901)
Repayments (advances) on note receivable	424,734	83,682	(491,748)
Proceeds on sale of mineral property interests	-	-	151,096
	424,734	83,682	(342,553)
Cash flows from financing activities			
Long-term liabilities, net	-	(27,346)	(81,463)
Increase (decrease) in cash	346,038	(1,923)	(813,020)
Cash and cash equivalents, beginning of year	3,088	5,011	818,031
Cash and cash equivalents, end of year	**$ 349,126**	**$ 3,088**	**$ 5,011**
Supplemental disclosure of cash flow information			
Interest received	$ 92,210	$ 20,918	$ 3,017
Interest paid	$ 1,091	$ 3,607	$ 58
Supplemental disclosure of non-cash investing and financing activities			
Shares received on disposition of mineral property interests	$ 240,870	$ -	$ -
Shares surrendered by Pegasus Gold Corporation	$ -	$ -	$ 119,698

See notes to consolidated financial statements.

1. Continuing operations

The accompanying consolidated financial statements are prepared on a going-concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of business. From 1992 to 1998, the Company was engaged in the exploration and development of precious and base mineral deposits in the Republic of Kazakhstan. Since 1998, the Company has been an inactive public company. On April 2, 2001, the Company was designated as "Inactive" by the Canadian Venture Exchange (the "Exchange"). The Company's ability to continue in operations is dependent on its ability to evaluate and acquire a new business opportunity and, to secure new financing to develop an opportunity to complete its reactivation to meet the Exchange's Tier 2 Maintenance Requirements to have the Inactive designation removed (note 13).

The consolidated financial statements do not include any adjustments, which might result from the outcome of these uncertainties.

2. Significant accounting policies

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 14. A summary of the significant policies are as follows:

a) Principles of consolidation
These consolidated financial statements include the accounts of Goldbelt Resources Ltd. and its wholly owned subsidiaries, Goldbelt Management Services, Inc. and Goldbelt International, LLC. (collectively, unless the context requires otherwise, referred to as the "Company"). All intercompany balances and transactions are eliminated.

b) Measurement uncertainty
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination or impairment of deferred mineral property costs and reclamation obligations. Financial results as determined by actual events could differ from those estimates.

c) Comparative figures
Certain of the comparative figures have been reclassified to conform with the current year's presentation.

d) Cash and cash equivalents
Cash and cash equivalents includes deposits at call and term deposits which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis.

e) Investments
Short-term investments that are considered temporary are carried at the lower of cost or market value. Long-term investments in which the Company does not exercise significant influence are recorded at cost. Long-term investments are written down if there is a permanent impairment in their carrying value.

2. **Significant accounting policies** (continued)

f) Interests in mineral properties
The Company follows the method of accounting for its mineral properties whereby all costs related to acquisition, exploration and development are capitalized by area of interest. These expenditures are carried forward where rights to tenure of the areas of interest are current, and it is expected the expenditure will be recovered through successful development and exploitation of the area of interest or alternatively by its sale and/or the activities are continuing in the area of interest but have not yet reached a stage of development which permits reasonable assessments of the existence or otherwise of economically recoverable reserves. Expenditures, which no longer satisfy the above criteria, are written off. The carrying value of each of its mineral properties is reviewed on a regular basis.

On commencement of commercial production, net costs will be charged to operations on the unit-of-production method by property based upon estimated recoverable reserves.

g) Income tax
Prior to 2001, the Company followed the tax allocation method of accounting for income taxes, whereby differences between the provision for income taxes on the earnings or loss for accounting purposes and the income taxes currently payable or recoverable were shown as deferred income taxes. In 2001, the Company adopted the new accounting recommendations for income taxes issued by the Canadian Institute of Chartered Accountants, whereby future income tax assets and liabilities are computed based on difference between their corresponding tax values, generally using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount. The effect of this change in the method of accounting for income taxes is discussed in note 3.

h) Share issuance costs
Costs directly identifiable with the raising of capital are charged against the related share capital. Costs related to shares not yet issued are recorded as deferred financing costs. These costs are presented as other assets until the issuance of the shares to which the costs relate, at which time the costs are charged against the related share capital or charged to operations if the shares are not issued.

i) Foreign currency translation
Foreign currency transactions and balances and accounts of integrated foreign operations are translated into Canadian dollars as follows:
i) Revenues and expenses at average exchange rates for each period;
ii) Monetary items, non current assets and non current liabilities at the rates of exchange prevailing at balance sheet dates;
iii) Other non-monetary items at the historical exchange rates; and,
iv) Exchange gains and losses arising from translation are included in the determination of earnings for each year except for exchange gains or losses relating to non-current monetary assets or liabilities, which are deferred and amortized over the remaining life of the asset or liability.

i) Earnings (loss) per share
Earnings (loss) per share computations are based upon the weighted average number of common shares outstanding. Fully diluted loss per share is not disclosed, as the effect of any exercise of outstanding options is anti-dilutive.

3. **Accounting change**

The Company changed its method of accounting for income taxes, as described in note 2(g), effective July 1, 2000. This change has been adopted retroactively, however, this change did not have an effect on the financial statements as there were no future income tax assets or liabilities at either June 30, 2001 or 2000 and there were no deferred income tax assets or liabilities at June 30, 2000.

(Expressed in Canadian Dollars)

4. Note receivable

In December 1998, the Company signed a Letter of Intent and a subsequent Sale/Purchase Agreement (collective referred to as the "Agreements") to acquire Regal Petroleum Corporation Limited ("Regal"). The acquisition did not complete, as Regal was unable to raise the funds required as a condition precedent to closing of transaction. In July 2000, the Agreement was formally terminated.

The Company had advanced funds to Regal under the terms of a loan agreement dated December 7, 1998 providing up to a maximum of US$500,000 bearing interest at the rate of 10% per annum. A Settlement Agreement was entered into on July 31, 2000 between the parties whereby the Company received CAD$588,969 (US$372,248) to repay all loan advances made together with accrued interest thereon plus certain costs. In addition, the Company incurred expenses of $290,350 in connection with the Regal settlement consisting of fees paid to a director for negotiating the agreement ($106,400), travel ($140,302) and other costs ($43,648) of which $40,961were recovered from Regal in payment received.

5. Investment

		2001		2000
Investment recorded at cost (market value - $262,751)				
Celtic Resources Holdings Plc (note 6)	$	240,870	$	-

During the year ended June 30, 2001, the Company sold all of its remaining interests in the Kazakhstan Properties to Celtic Resources Holdings Plc ("Celtic"), a publicly listed company on the London Exchange. Proceeds of sale were the issue of 1,200,000 free trading shares of Celtic with a market value at date of issue of $240,870 (note 6).

6. Interests in mineral properties (note 5)

		2001		2000
Kazakhstan Properties				
60% interest Abyz deposit	$	-	$	150,000
50% interest Leninogorsk		-		300,000
25% interest Kazakhstan (Exploration licence)		-		438,934
25% interest Mykubinsk (Exploration licence)		-		581,842
Write off of interests in mineral properties		-		(1,470,776)
Carrying value	$	-	$	-

Abyz deposit
The Company held a 60% interest in a joint stock company Karagai Gold JSC, formed under the laws of the Republic of Kazakhstan, which has a 100% interest in the Abyz deposit. The property was written down to $300,000 as at June 30, 1998 based on management's estimate of expected sale proceeds. During the year ended June 30, 1999, the property was written off as management decided they were no longer going to actively participate.

Leninogorsk
The Company held a 50% interest in a joint stock company Kazgold JSC, formed under the laws of the Republic of Kazakhstan, which has a 100% interest in the Leninogorsk Gold Tailings Project. The property was written down to $150,000 as at June 30, 1998 based on management's estimate of expected sale proceeds. During the year ended June 30, 1999, the property was written off as management decided they were no longer going to actively participate.

(Expressed in Canadian Dollars)

6. **Interests in mineral properties** (continued)

Kazakhstan and Mykubinsk licences

The Company acquired in January 1996 an 80% interest in Dostyk LLP, which holds two exploration licences in the east central portion of Kazakhstan. In August 1998, 20% of its interest was farmed out to Temenai Limited. During June 1998, an agreement was reached with a prospective buyer to acquire 55% of its interest for US$100,000 with a right to acquire the remaining 25% for US$900,000. As at June 30, 1998, the carrying value of these exploration licences were written down based on the agreement reached with the prospective purchaser. In August 1999, the final payment was received from the purchaser for the 55% interest. During the year ended June 30, 1999, the property was written off as management decided they were no longer going to actively participate.

7. **Note payable**

A U.S. dollar denominated note payable bearing interest at the rate of 10% per annum repayable in monthly blended payments of U.S. $1,724, due December 31, 2000.

8. **Capital stock**

a) Authorized – 100,000,000 common shares without par value (note 8(d))

b) Issued (note 8(d))

	Number of Shares		Amount
Balance, June 30, 1998	48,654,250	$	48,243,859
Shares surrendered by Pegasus Gold Corporation for cancellation (note 9)	(2,102,874)		(119,698)
Balance, June 30, 1999, 2000 and 2001	**46,551,376**	**$**	**48,124,161**

c) The following stock options are outstanding (note 8(d)):

Expiry Date	Exercise Price	Number of Shares 2001	Number of Shares 2000
November 10, 2000	$0.20	-	950,000
September 5, 2001	$0.37	1,025,000	1,025,000
August 25, 2002	$0.20	570,000	570,000

Subsequent to June 30, 2001, 1,025,000 stock options expired unexercised.

d) Shareholders approved a share consolidation on a 1:10 basis and a subsequent increase in authorized share capital to 100,000,000 common shares at the Company's Extraordinary General Meeting on May 19, 1998. Regulatory approval of the share consolidation was obtained August 22, 2001, effective August 27, 2001. The issued share capital at June 30, 2001 after giving effect to the 1:10 consolidation is 4,655,137. All share capital amounts (issued and obligations to issue shares) will be restated for the quarter ended September 30, 2001 to give effect to the consolidation.

9. **Contributed surplus**

		2001		2000		1999
Balance, beginning of year	$	252,727	$	252,727	$	133,029
Shares surrendered by Pegasus Gold Corporation (note 8(b))		-		-		119,698
Balance, end of year	**$**	**252,727**	**$**	**252,727**	**$**	**252,727**

(Expressed in Canadian Dollars)

10. Related party transactions (in addition to those transactions disclosed elsewhere)

a) At June 30, 2001, the Company owed $294,430 (2000 - $21,912) to a director related entity and a director, which is included within accounts payable and accrued liabilities. The balances represent unpaid amounts relating to fees and expenses.

b) During the year ended June 30, 2001, the Company advanced $10,000 to a director related entity as a prepayment for disbursements to be made for compliance filings. At June 30, 2001, the prepaid expense amount is $8,506.

c) The following table discloses the related party transactions for the financial years as follows:

Related party	Type of transaction	Terms and conditions		2001		2000		1999
Director related entities	Legal fees	Normal commercial	$	50,731	$	32,888	$	49,932
Directors	Financial consulting	Normal commercial		30,621		13,117		10,676
Officer	Salary	Normal commercial		-		-		175,160
Director	Settlement costs – fees	Normal commercial		106,400		-		-
Director	Settlement costs – expense	Cost		181,210		-		-
			$	368,962	$	46,005	$	235,768

11. Income tax

The Company's provision for income taxes differs from the amounts computed by applying the combined Canadian federal and provincial income tax rates to the loss as a result of the following:

		2001		2000		1999
Statutory rates		45.6%		45.6%		45.6%
Income tax recovery computed at statutory rates	$	63,014	$	12,747	$	847,749
Gain (loss) on sale of interests in mineral properties		109,617		-		(187,110)
Write off of interests in mineral properties		-		-		(414,663)
Tax benefit not recognized on current year's losses		(172,631)		(12,747)		(245,976)
Provision for recovery of income taxes	$	-	$	-	$	-

The tax effects of temporary timing differences that give rise to significant components of the future tax assets and future tax liabilities are as follows:

		2001		2000
Future tax assets				
Non-capital loss carry forwards	$	3,547,376	$	4,246,844
Exploration expenditure		3,743,846		3,853,682
Total gross future income tax assets		7,291,222		8,100,526
Less valuation allowance		(7,291,222)		(8,100,526)
Net future income tax assets		-		-
Less future tax liabilities		-		-
Net future income taxes	$	-	$	-

(Expressed in Canadian Dollars)

11. Income tax (continued)

At June 30, 2001, the Company has non-capital losses of approximately $7,779,333, which may be carried forward to apply against future years income for Canadian income tax purposes, subject to final determination by taxation authorities expiring as follows:

2002	$	1,670,733
2003		1,795,625
2004		2,173,010
2005		1,194,012
2006		539,420
2007		27,955
2008		378,578
	$	7,779,333

In addition, the Company has capital loss carry forwards for Canadian income tax purposes of approximately $9,498,370, which maybe carried forward indefinitely, subject to final determination by taxation authorities.

12. Financial instrument disclosure

a) Fair values
The carrying amounts for cash, accounts receivable, notes receivable, accounts payable and accrued liabilities and loans payable on the balance sheets approximates fair value because of the limited term of these instruments.

The directors on a regular basis review the value of the Company's investment to determine if a permanent impairment in value has occurred.

b) Interest and foreign exchange rate risk
The Company was exposed to interest rate price risk to the extent that the carrying value of its note receivable and interest receivable are at a fixed rate of interest. The Company is required to make certain payments in American dollars and has not entered into forward currency contracts or other financial derivatives to hedge exchange risk.

c) Credit risk
The Company's maximum credit risk exposure is limited to the carrying value of accounts, note and interest receivable. The maximum credit risk was $1,765 as at June 30, 2001 and $486,973 at as June 30, 2000.

13. Significant and subsequent events

On December 8, 1998, the Company's shares were halted from trading on the Exchange pending an announcement. In February 1999, the Company announced a proposed acquisition of Regal, which would have resulted in a reverse takeover. On April 2, 2001, trading in the shares of the Company resumed under the Inactive designation upon the Company announcing that its proposed reverse takeover and acquisition had terminated. As such, the Company is prohibited from granting stock options and principals are prohibited from exercising previously granted stock options. In accordance with Exchange policy, the Company is expected to initiate its reorganization within twelve months of being designated Inactive and is required to achieve Tier Maintenance Requirements no later than October 3, 2002, failing which trading in the securities of the Company may be suspended.

(Expressed in Canadian Dollars)

13. Significant and subsequent events (continued)

The Company has initiated the following steps in its reorganization plans:

1. Shareholders approval was received at the Company's Extraordinary General Meeting held on May 19, 1998, of the following restructuring matters:
   i. Consolidation of its authorized and issued share capital on a 1:10 basis and a subsequent increase in authorized capital to 100,000,000 common shares without par value, subject to Exchange approval.
   ii. Continuance from the jurisdiction of British Columbia to Yukon.

   Exchange approval was received on August 22, 2001 and the share consolidation and continuance to the Yukon Territory was effective August 27, 2001.
2. Entered into an agreement on October 24, 2001 with a director to settle $287,610 (US$189,216) of indebtedness by the issuance of 2,963,000 post-consolidation shares, subject to Exchange approval.

The Company will be required to complete the following steps to complete a reorganization:

1. Acquire a property or business of merit.
2. Proceed with an equity financing to raise capital to fund its expenditure commitments on a property or business of merit and for working capital purposes.

14. Differences between Canadian and United States generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, as applied in these consolidated financial statements, conform in all material respects to those accounting principles generally accepted in the United States ("U.S. GAAP") and the rules and regulations of the Securities and Exchange Commission.

Significant variances from the application of U.S. GAAP on the Company's financial statements is set out below:

a) Loss and loss per share

		2001		2000		1999
Loss under Canadian and U.S. GAAP	$	(138,189)	$	(27,955)	$	(1,859,099)
Unrealized gain on long-term investment (notes 14(d) & (e))		21,881		-		-
Comprehensive loss for year U.S. GAAP	**$**	**(116,308)**	**$**	**(27,955)**	**$**	**(1,859,099)**
Loss per share U.S. GAAP	**$**	**(0.00)**	**$**	**(0.00)**	**$**	**(0.04)**
Weighted average number of shares outstanding		**46,551,376**		**46,551,376**		**47,317,629**

b) Balance sheets

The following table summarizes the balance sheet items which vary significantly under U.S. GAAP:

		2001		2000
Investment				
As determined under Canadian GAAP	$	240,870	$	-
Adjustment for comprehensive income (notes 14(d) & (e))		21,881		-
Investment as determined under U.S. GAAP	**$**	**262,751**	**$**	**-**

(Expressed in Canadian Dollars)

14. Differences between Canadian and United States generally accepted accounting principles (continued)

	2001	2000
Shareholders' equity		
Capital stock		
As determined under Canadian GAAP	$ 48,124,162	$ 48,124,162
Adjustment for interest costs (note 14(f))	323,705	323,705
As determined under U.S. GAAP	48,447,867	48,447,867
Contributed surplus as determined under Canadian and U.S. GAAP	252,727	252,727
Deficit		
As determined under Canadian GAAP	(48,087,920)	(47,949,731)
Adjustment for interest costs (note 14(f))	(323,705)	(323,705)
As determined under U.S. GAAP	(48,411,625)	(48,273,436)
Other accumulated comprehensive income (note 14(d) & (f))	21,881	-
Shareholders' equity as determined under U.S. GAAP	**$ 310,850**	**$ 427,158**

c) Statements of cash flows
For the years ended June 30, 2001, 2000 and 1999, there are no material differences between Canadian and U.S. GAAP as it relates to the consolidated statements of cash flows.

d) The Company has classified its investment, which is recorded at cost as to Canadian GAAP as available for sale securities. Under U.S. GAAP, available for sale securities are carried at fair values with unrealized gains or losses reflected as a component of comprehensive income.

e) For purposes of the reconciliation to U.S. GAAP, the Company presents the disclosure of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. For the Company, other accumulated income comprises only unrealized gains or losses on available for sale securities.

f) Under U.S. GAAP, interest is required to be capitalized for qualifying assets and is intended to be that portion of the interest cost incurred during the assets' acquisition periods, which theoretically could have been avoided if expenditures for the assets had not been made.

g) The Company applies Accounting Boards Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) in accounting for its stock based compensation plans. As the fair value of the underlying shares at the time of granting equaled the exercise price, no compensation cost has been recognized for the stock options granted in 2001. For purposes of the reconciliation to U.S. GAAP, the amount of the compensation cost determined on the basis of the fair market value at date of grant pursuant to the provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) is $Nil (2000 - $Nil; 1999 - $Nil).

(Expressed in Canadian Dollars)

14. Differences between Canadian and United States generally accepted accounting principles (continued)

h) A recent accounting pronouncement, SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" ('SFAS 133"), as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133", and SFAS 138, "Accounting for Certain Derivative Instruments an Certain Hedging Activities", requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. SFAS 133, as amended, is effective for the Company as of January 1, 2001. The accounting for changes in the fair value of a derivative depends on the use of the derivative. The Company has not determined the impact, if any; the adoption of these accounting pronouncements will have on its financial results.

i) Under U.S. GAAP, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the year in which the differences are expected to reverse. Under Canadian GAAP, substantially enacted rates are used to calculate tax assets and liabilities. For purposes of the reconciliation to U.S. GAAP, the amount is $Nil (2000 - $Nil; 1999 - $Nil).

GOLDBELT RESOURCES LTD.
JUNE 30, 2001

SCHEDULES B & C
SUPPLEMENTARY INFORMATION

GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED JUNE 30, 2001

SCHEDULE B1
Supplemental information requested in this schedule has been provided in Schedule A.

SCHEDULE B2
Related party transaction disclosure is set out in note 9 to the audited consolidated financial statements as at and for the year ended June 30, 2001 appended hereto as Schedule A to BCSC Form FIN 51-901F.

SCHEDULE B3

a) **Securities issued during the year ended June 30, 2001**

Date	Security Issued	Type of Issue	Number	Price	Proceeds	Consideration
none						

b) **Summary of options and warrants granted during the year ended June 30, 2001**

Expiry Date	Exercise Price	Number	Type
none			

SCHEDULE B4

a) **Authorized and issued share capital as at June 30, 2001**

	Number	Amount
Authorized – 100,000,000 common shares without par value		
Issued -	46,551,376	$ 48,124,162

b) **Options, Warrants & Convertible Securities Outstanding as at June 30, 2001**

Expiry Date	Exercise Price	Number	Type
September 5, 2001	$0.37	1,025,000	Options
August 25, 2002	$0.20	570,000	Options

c) **Shares in Escrow or Subject to Pooling as at June 30, 2001**

Number	Type	Release Date	Reason for Issuance
none			

GOLDBELT RESOURCES LTD.
QUARTERLY AND YEAR END REPORT
BC FORM FIN 51-901F
FOR THE QUARTER ENDED JUNE 30, 2001

SCHEDULE C – Management Discussion and Analysis

Review of operations for the year ended June 30, 2001 and incorporating activities up to October 24, 2001.

Overview
During the past year and to the date of this report, Goldbelt is continuing to pursue other opportunities in a number of sectors with the intention of acquiring a project of merit.

On December 8, 1998, the Company's shares were halted from trading on the Exchange pending an announcement. In February 1999, the Company announced a proposed acquisition of Regal, which would have resulted in a reverse takeover. On April 2, 2001, trading in the shares of the Company resumed under the Inactive designation upon the Company announcing that its proposed reverse takeover and acquisition had terminated. As such, the Company is prohibited from granting stock options and principals are prohibited from exercising previously granted stock options. In accordance with Exchange policy, the Company is expected to initiate its reorganization within twelve months of being designated Inactive and is required to achieve Tier Maintenance Requirements no later than October 3, 2002, failing which trading in the securities of the Company may be suspended.

The Company has initiated the following steps in its reorganization plans:

1. Shareholders approval was received at the Company's Extraordinary General Meeting held on May 19, 1998, of the following restructuring matters:
   i. Consolidation of its authorized and issued share capital on a 1:10 basis and a subsequent increase in authorized capital to 100,000,000 common shares without par value, subject to Exchange approval.
   ii. Continuance from the jurisdiction of British Columbia to Yukon.

   Exchange approval was received on August 22, 2001 and the share consolidation and continuance to the Yukon Territory was effective August 27, 2001.
2. Entered into an agreement on October 24, 2001 with a director to settle $287,610 (US$189,216) of indebtedness by the issuance of 2,963,000 post-consolidation shares, subject to Exchange approval.

The Company will be required to complete the following steps to complete a reorganization:

1. Acquire a property or business of merit.
2. Proceed with an equity financing to raise capital to fund its expenditure commitments on a property or business of merit and for working capital purposes.

Liquidity and Capital Resources
To date, virtually all funding for the Company's ongoing operations have come from equity financing. During the most recent financial year, no new financings were completed. At June 30, 2001, the Company had working capital of $48,099. The ability of the Company to continue operations is dependent on the ability of the Company to complete the restructuring as outlined above to meet Exchange's Listing Requirements. There can be no assurance the Company will be successful in completing the restructuring.

Year Ended June 30, 2001 Compared To Year Ended June 30, 2000
For the year ended June 30, 2001, the Company's loss totalled $138,189 compared with income of $27,955 for the corresponding prior period. The current year's results included non reoccurring items relating to settlement costs for the dispute with Regal Petroleum Corporation Limited for the collection of loan advances plus interest thereon, as detailed below, and a gain on sale of its remaining interests in mineral properties located in Kazakhstan totalling $240,870. Consideration received by the Company was the issue of 1,200,000 ordinary shares of Celtic Resources Plc, a publicly traded company listed on the London Exchange.

SCHEDULE B4 (continued)

d) **Officers and Directors as at June 30, 2001**

Name	Position
Brian C. Irwin	Secretary and Director
Paul P. Morgan	President and Director
Paul G. Naughton	Chairman and Director

SCHEDULE C – Management Discussion and Analysis - continued

The following details the final settlement costs with Regal Petroleum Corporation Limited:

Consulting fees – Paul Morgan	$	106,400
Travel expenses – Paul Morgan		140,302
Telephone and miscellaneous charges – Paul Morgan		40,908
Legal fees		2,740
Cost recoveries		(40,961)
	$	249,389

Revenues
Interest and other income including foreign exchange amounted to $71,050 for the year ended June 30, 2001 compared to $80,883 for the corresponding prior period. The decrease relates to settlement of the amount due from Regal for loan advances in July 2000, which was paid in full by November 2000.

Expenses
Operating expenses for the year ended June 30, 2001 were $200,720, representing an 84% increase from $108,838 for the corresponding prior period.

Expenses incurred during the year ended June 30, 2001 related to maintaining it's listing on the CDNX and restructuring of the company as follows:

Professional fees		
Legal (general corporate and restructuring)	$	48,084
Audit, accounting and related services (audit, compliance and other services)		27,035
Management consulting fees		
Fees paid to Paul Morgan and Paul Naughton for sale of interests in mineral properties, locating a property or project of merit and for management services		30,621
Fees paid to outside party for administration of company operations		16,338
Fees paid to outside parties professionals for evaluating potential projects		18,275
Other		1,725
Travel costs of a director relating to restructuring (sale of remaining interests in mineral properties and investigating other projects of merit)		19,210
Filing fees, transfer agent fees and shareholders communications (mailings)		13,695
General and administrative		25,687
Total expenses	$	200,720

Investing Activities
During the year ended June 30, 2001, the Company received the funds for repayment of loan advances to Regal amounting to $424,734.

Financing Activities
No financing activities occurred during the year ended June 30, 2001.

SCHEDULE C – continued

ACQUISITION OR ABANDONMENT OF RESOURCES PROPERTIES
None.

ACQUISITION OF FIXED ASSETS
None.

FINANCING AND USE OF PROCEEDS
No new financing completed during the year.

INVESTOR RELATIONS
The Company does not have any investor relation's contract with an outside party and all investor relations activities currently being conducted are being performed by the company. There have been no major investor relation's activities during the year.

MANAGEMENT CHANGES
Mike Muzylowski and Graham Scott did not stand for reelection at the last Company's Annual General Meeting held on December 28, 2000.

MATERIAL CONTRACTS
None

LEGAL PROCEEDINGS
None

CONTINGENT LIABILITIES
None

DEFAULT UNDER DEBT OR OTHER CONTRACTUAL OBLIGATIONS
None

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS
None

OTHER
Refer to Management Discussion And Analysis above.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia
1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GOLDBELT RESOURCES LTD.	2001/09/30	2001/11/28

ISSUER'S ADDRESS

10th FLOOR, 595 HOWE STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER, BC	V6C 2T5	604 687-8772	604 687-1224

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
BRIAN IRWIN	DIRECTOR	604 687-1224

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
NONE	NONE

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Paul J. Morgan"	Paul J. Morgan	2001/11/28
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Brian Irwin"	Brian Irwin	2001/11/28

(Electronic signatures should be entered in "quotations".)

GOLDBELT RESOURCES LTD.
September 30, 2001

SCHEDULES A, B & C
SUPPLEMENTARY INFORMATION

SCHEDULE B1
Supplemental information requested in this schedule has been provided in Schedule A.

SCHEDULE B2
Related party transactions: DuMoulin Black $6,820
Mr. Brian Irwin, Corporate Secretary, is a partner for the law firm DuMoulin Black.

SCHEDULE B3

a) Securities issued during the quarter ended September 30, 2001

Date	Security Issued	Type of Issue	Number	Price	Proceeds	Consideration
none						

b) Summary of options and warrants granted during the quarter ended September 30, 2001

Expiry Date	Exercise Price	Number	Type
none			

SCHEDULE B4

a) Authorized and issued share capital as at September 30, 2001

	Number	Amount
Authorized – 100,000,000 common shares without par value		
Issued -	4,655,137	$ 48,124,162

b) Options, Warrants & Convertible Securities Outstanding as at September 30, 2001

Expiry Date	Exercise Price	Number	Type
August 25, 2002	$0.20	570,000	Options

c) Shares in Escrow or Subject to Pooling as at September 30, 2001

Number	Type	Release Date	Reason for Issuance
none			

d) Officers and Directors as at September 30, 2001

Name	Position
Brian C. Irwin	Secretary and Director
Paul P. Morgan	President and Director
Paul G. Naughton	Chairman and Director

SCHEDULE C – Management Discussion and Analysis

Review of operations for the period ended September 30, 2001 and incorporating activities up to November 27, 2001.

Overview

Goldbelt Resources Ltd ("Goldbelt" or "Company") is a Canadian corporation and is designated "Inactive" by the Canadian Venture Exchange. The Company was involved in exploration and development of precious and base mineral deposits in the Republic of Kazakhstan from 1992 to 1998. The Company did not undertake any activity in Kazakhstan from March 1998 until the final disposition of its Kazakhstan mineral interests in March 2001. For the period from December 1998 until July 2000, the Company pursued the acquisition of Regal Petroleum Corporation ("Regal") and its oil and gas interests in the Ukraine and Romania. This acquisition was not completed as Regal was not able to raise the necessary funds required by the acquisition purchase agreement as a condition of purchase. Goldbelt and Regal dissolved plans to merge in July 2000. Goldbelt is continuing to pursue other opportunities in a number of sectors with the intention of acquiring a project of merit with its principal focus in the area of natural resource exploration and development.

On December 8, 1998, the Company's shares were halted from trading on the Exchange pending an announcement. In February 1999, the Company announced a proposed acquisition of Regal, which would have resulted in a reverse takeover. On April 2, 2001, trading in the shares of the Company resumed under the Inactive designation upon the Company announcing that its proposed reverse takeover and acquisition had terminated. As such, the Company is prohibited from granting stock options and principals are prohibited from exercising previously granted stock options. In accordance with Exchange policy, the Company is expected to initiate its reorganization within twelve months of being designated Inactive and is required to achieve Tier Maintenance Requirements no later than October 3, 2002, failing which trading in the securities of the Company may be suspended.

The Company has initiated the following steps in its reorganization plans:

1. Shareholders approval was received at the Company's Extraordinary General Meeting held on May 19, 1998, of the following restructuring matters:
   i. Consolidation of its authorized and issued share capital on a 1:10 basis and a subsequent increase in authorized capital to 100,000,000 common shares without par value, subject to Exchange approval.
   ii. Continuance from the jurisdiction of British Columbia to Yukon.

   On August 22, 2001, Exchange approval was received for the share consolidation and continuance to the Yukon Territory.

The Company will be required to complete the following steps to complete a reorganization:

1. Reach an agreement with the Company's major creditor to settle $287,610 of indebtedness by the issuance of post-consolidation shares.
2. Acquire a property or business of merit.
3. Proceed with an equity financing to raise capital to fund its expenditure commitments on a property or business of merit and for working capital purposes.

Operating Activities and Expenses
The activities during the quarter were primarily related to continued discussions with one party over the possibilities of a merger, the share consolidation and continuation of the corporation to Yukon Territory, and the initiation of the Company's year-end financial audit. J.M. Tucker Inc, chartered accountant based in Vancouver, British Columbia, were appointed as the Company's auditor replacing Cordovano and Harvey who are based in Denver Colorado.

Expenses for the quarter were related to these activites and totalled $20,051. Certain auditing expenses were incurred and were applied against an accrual of $15,000 reserved in the prior quarter's accounts.

Expenses for the quarter were as follows:

Audit, accounting	$1,252
Legal fees	8,657
Management consulting fees	4,008
Office expenses	650
Office rent	1,596
Salaries and benefits	1,521
Shareholder relations	2,366
Total expenses	$20,051

Liquidity and Capital Resources
To date, virtually all funding for the Company's ongoing operations have come from equity financing. During the current period, no new financings were completed. At September 30, 2001, the Company had working capital of $30,099. The ability of the Company to continue operations is dependent on the ability of the Company to complete the restructuring as outlined above to meet Exchange's Listing Requirements. There can be no assurance the Company will be successful in completing the restructuring.

Investing Activities
During the year ended June 30, 2001, the Company received the funds for repayment of loan advances to Regal amounting to $424,734.

Financing Activities
No financing activities occurred during the year ended June 30, 2001.

ACQUISITION OR ABANDONMENT OF RESOURCES PROPERTIES
None.

ACQUISITION OF FIXED ASSETS
None.

FINANCING AND USE OF PROCEEDS
No new financing completed during the year.

INVESTOR RELATIONS
The Company does not have any investor relation's contract with an outside party and all activities currently being conducted are being performed by the company. There have been relation's activities during the year.

MATERIAL CONTRACTS
None

LEGAL PROCEEDINGS
None

CONTINGENT LIABILITIES
None

DEFAULT UNDER DEBT OR OTHER CONTRACTUAL OBLIGATIONS
None

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS
None

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at September 30, 2001 and June 30, 2001
(Unaudited - Prepared by Management - See Note A)

	30-Sep-01	30-Jun-01
ASSETS		
Current Assets		
Cash and short-term deposits	$332,923	$349,126
Accounts receivable	724	1,765
Prepaid expense and other	8,529	8,529
Total Current Assets	342,176	359,420
Investments	240,870	240,870
	$583,046	$600,290
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$312,077	$311,321
Total Liabilities	312,077	311,321
	312,077	311,321
SHAREHOLDERS' EQUITY		
Capital Stock	48,124,162	48,124,162
Contributed Surplus	252,727	252,727
Deficit	(48,105,920)	(48,087,920)
	270,969	288,969
	$583,046	$600,290

APPROVED BY DIRECTORS

"Paul Morgan"
Director

"Brian Irwin"
Director

Goldbelt Resources Ltd.
Statement of Retained Earnings
For the Three Months Ended September 30, 2001 and 2000
(Unaudited - Prepared by Management - See Note A)

		2001	2000
Retained Earnings/(Deficit)			
Beginning of Period	30-Jun	(48,087,920)	(47,949,731)
Earnings/(Loss) for three months ending 30-Sep		(18,000)	3,424
End of Period	30-Sep	(48,105,920)	(47,946,307)

Goldbelt Resources Ltd.

Consolidated Statements of Changes in Financial Position
For the Three Months Ended September 30, 2001 and 2000
(Unaudited - Prepared by Management)

	2001	2000
Cash Provided from (Used for)		
Operating Activities		
Gain/(Loss) for the year	(18,000)	(138,189)
Items not affecting funds -		
Loss (gain) on diposition		
Loss (gain) on sale of marketable securities	0	(240,870)
Write-down (recovery) marketable securities	0	0
Depreciation	0	0
Write-down of mineral properties	0	0
Debt Retirement	0	0
Other		249,389
	(18,000)	(129,670)
Net change in non-cash current items (see below)	1,797	475,708
	(16,204)	346,038
Financing Activities		
Issue of shares for cash	0	0
Cash provided from escrow	0	0
Long-term liabilities	0	0
	0	0
Investing Activities		
Gain/(Loss) on Marketable Securities	0	0
Mineral properties and deferred costs	0	0
Proceeds on sale of mining projects	0	0
Sale (Purchase) of fixed assets	0	0
Other non-current assets	0	0
	0	0
Increase (Decrease) in Cash and Short-Term Deposits	(16,204)	346,038
Cash and Short-Term Deposits - Beginning of Period	349,126	3,088
Cash and Short-Term Deposits - End of Period	332,922	349,126
Analysis of Net Change in Non-Cash Current Items		
Marketable securities	(0)	240,870
Accounts receivable	1,041	(1,765)
Accounts payable and accrued liabilities	756	248,418
	1,797	487,523

Goldbelt Resources Ltd.
Consolidated Statement of Loss and Deficit
For the Three Months Ended September 30, 2001 and 2000
(Unaudited - Prepared by Management)

	2001	2000
Expenses		
Audit, accounting and related services fees	1,252	27,035
Directors' fees	0	0
Legal fees	8,657	48,084
Management and consulting fees	4,008	67,009
Occupancy costs	1,596	6,139
Office	237	8,601
Salaries and benefits	1,521	9,398
Shareholders relations	2,366	6,650
Telephone and facsimile	413	1,549
Transfer agent and filing fees	0	7,045
Travel and promotion	0	19,210
Loss before the under noted items	(20,051)	(200,720)
Settlement costs, net of recoveries	0	(249,389)
Foreign exchange gain/(loss)	(3)	30,293
Gain/loss on sale of marketable securities	0	240,870
Gain/loss on sale of interests in mineral propei	0	0
Interest Income	2,054	29,971
Loss on sale of equipment	0	0
Other	0	10,786
Write down of marketable securities	0	0
Write off of interest in mineral properties	0	0
Loss/(Gain) for the Twelve Months	(18,000)	(138,189)
Deficit - Beginning of Period	(48,087,920)	(47,949,731)
Deficit - End of Period	(48,105,920)	(48,087,920)
Loss per Share	0.00	0.00

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

British Columbia
Securities Commission

***Freedom of Information and Protection of Privacy Act*:** The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
GOLDBELT RESOURCES LTD.	2001/09/30	2001/11/28

ISSUER'S ADDRESS

10th FLOOR, 595 HOWE STREET

CITY PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER, BC	V6C 2T5	604 687-8772	604 687-1224

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
BRIAN IRWIN	DIRECTOR	604 687-1224

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
NONE	NONE

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Paul J. Morgan"	Paul J. Morgan	2001/11/28

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Brian Irwin"	Brian Irwin	2001/11/28

(Electronic signatures should be entered in "quotations".)

GOLDBELT RESOURCES LTD.
September 30, 2001

SCHEDULES A, B & C
SUPPLEMENTARY INFORMATION

Goldbelt Resources Ltd.
Consolidated Balance Sheets
As at September 30, 2001 and June 30, 2001
(Unaudited - Prepared by Management - See Note A)

	30-Sep-01	30-Jun-01
ASSETS		
Current Assets		
Cash and short-term deposits	$332,923	$349,126
Accounts receivable	724	1,765
Prepaid expense and other	8,529	8,529
Total Current Assets	342,176	359,420
Investments	240,870	240,870
	$583,046	$600,290
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$312,077	$311,321
Total Liabilities	312,077	311,321
	312,077	311,321
SHAREHOLDERS' EQUITY		
Capital Stock	48,124,162	48,124,162
Contributed Surplus	252,727	252,727
Deficit	(48,105,920)	(48,087,920)
	270,969	288,969
	$583,046	$600,290

APPROVED BY DIRECTORS

"Paul Morgan"
Director

"Brian Irwin"
Director

Goldbelt Resources Ltd.
Statement of Retained Earnings
For the Three Months Ended September 30, 2001 and 2000
(Unaudited - Prepared by Management - See Note A)

		2001	2000
Retained Earnings/(Deficit)			
Beginning of Period	30-Jun	(48,087,920)	(47,949,731)
Earnings/(Loss) for three months ending 30-Sep		(18,000)	3,424
End of Period	30-Sep	(48,105,920)	(47,946,307)

Goldbelt Resources Ltd.

Consolidated Statements of Changes in Financial Position

For the Three Months Ended September 30, 2001 and 2000

(Unaudited - Prepared by Management)

	2001	2000
Cash Provided from (Used for)		
Operating Activities		
Gain/(Loss) for the year	(18,000)	(138,189)
Items not affecting funds -		
Loss (gain) on diposition		
Loss (gain) on sale of marketable securities	0	(240,870)
Write-down (recovery) marketable securities	0	0
Depreciation	0	0
Write-down of mineral properties	0	0
Debt Retirement	0	0
Other		249,389
	(18,000)	(129,670)
Net change in non-cash current items (see below)	1,797	475,708
	(16,204)	346,038
Financing Activities		
Issue of shares for cash	0	0
Cash provided from escrow	0	0
Long-term liabilities	0	0
	0	0
Investing Activities		
Gain/(Loss) on Marketable Securities	0	0
Mineral properties and deferred costs	0	0
Proceeds on sale of mining projects	0	0
Sale (Purchase) of fixed assets	0	0
Other non-current assets	0	0
	0	0
Increase (Decrease) in Cash and Short-Term Deposits	(16,204)	346,038
Cash and Short-Term Deposits - Beginning of Period	349,126	3,088
Cash and Short-Term Deposits - End of Period	332,922	349,126
Analysis of Net Change in Non-Cash Current Items		
Marketable securities	(0)	240,870
Accounts receivable	1,041	(1,765)
Accounts payable and accrued liabilities	756	248,418
	1,797	487,523

Goldbelt Resources Ltd.

Consolidated Statement of Loss and Deficit

For the Three Months Ended September 30, 2001 and 2000

(Unaudited - Prepared by Management)

	2001	2000
Expenses		
Audit, accounting and related services fees	1,252	27,035
Directors' fees	0	0
Legal fees	8,657	48,084
Management and consulting fees	4,008	67,009
Occupancy costs	1,596	6,139
Office	237	8,601
Salaries and benefits	1,521	9,398
Shareholders relations	2,366	6,650
Telephone and facsimile	413	1,549
Transfer agent and filing fees	0	7,045
Travel and promotion	0	19,210
Loss before the under noted items	(20,051)	(200,720)
Settlement costs, net of recoveries	0	(249,389)
Foreign exchange gain/(loss)	(3)	30,293
Gain/loss on sale of marketable securities	0	240,870
Gain/loss on sale of interests in mineral propei	0	0
Interest Income	2,054	29,971
Loss on sale of equipment	0	0
Other	0	10,786
Write down of marketable securities	0	0
Write off of interest in mineral properties	0	0
Loss/(Gain) for the Twelve Months	(18,000)	(138,189)
Deficit - Beginning of Period	(48,087,920)	(47,949,731)
Deficit - End of Period	(48,105,920)	(48,087,920)
Loss per Share	0.00	0.00

Goldbelt Resources Ltd.
Consolidated Statements of Changes in Financial Position
For the Quarter and Nine Months Ended March 31, 2001 and 2000
(Unaudited - Prepared by Management - See Note A)

Schedule A
Form 51-901F

Note A

These interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements, and threfore, should be read in conjunction with the most recent annual financial statements for the year ending June 30, 2000. These interim financial statements do follow the same accounting policies and methods as the most recent annual financial statements as of the fiscal year end of June 30, 2000.

Note B

Expenses incurred during the quarter ending September 30, 2001 were related to the maintanence of a public company including accounting, management consulting, rent, shareholder relations, telephone and other administrative expenses. Legal fees incurred during the quarter primarily pertained to the Company's share consolidation on a 10 for 1 basis and the continuation of its corporate jurisdiction into Yukon Territory both effective August 27, 2001.

Note C

Goldbelt Resources completed a share consolidation on a 10-for-1 basis effective August 27, 2001 resulting in a total of 4,655,137 outstanding shares pending fractional share elimination.

SCHEDULE B1
Supplemental information requested in this schedule has been provided in Schedule A.

SCHEDULE B2
Related party transactions: DuMoulin Black $6,820
Mr. Brian Irwin, Corporate Secretary, is a partner for the law firm DuMoulin Black.

SCHEDULE B3

a) **Securities issued during the quarter ended September 30, 2001**

Date	Security Issued	Type of Issue	Number	Price	Proceeds	Consideration
none						

b) **Summary of options and warrants granted during the quarter ended September 30, 2001**

Expiry Date	Exercise Price	Number	Type
none			

SCHEDULE B4

a) **Authorized and issued share capital as at September 30, 2001**

	Number	Amount
Authorized – 100,000,000 common shares without par value		
Issued -	4,655,137	$ 48,124,162

b) **Options, Warrants & Convertible Securities Outstanding as at September 30, 2001**

Expiry Date	Exercise Price	Number	Type
August 25, 2002	$0.20	570,000	Options

c) **Shares in Escrow or Subject to Pooling as at September 30, 2001**

Number	Type	Release Date	Reason for Issuance
none			

d) **Officers and Directors as at September 30, 2001**

Name	Position
Brian C. Irwin	Secretary and Director
Paul P. Morgan	President and Director
Paul G. Naughton	Chairman and Director

SCHEDULE C – Management Discussion and Analysis

Review of operations for the period ended September 30, 2001 and incorporating activities up to November 27, 2001.

Overview
Goldbelt Resources Ltd ("Goldbelt" or "Company") is a Canadian corporation and is designated "Inactive" by the Canadian Venture Exchange. The Company was involved in exploration and development of precious and base mineral deposits in the Republic of Kazakhstan from 1992 to 1998. The Company did not undertake any activity in Kazakhstan from March 1998 until the final disposition of its Kazakhstan mineral interests in March 2001. For the period from December 1998 until July 2000, the Company pursued the acquisition of Regal Petroleum Corporation ("Regal") and its oil and gas interests in the Ukraine and Romania. This acquisition was not completed as Regal was not able to raise the necessary funds required by the acquisition purchase agreement as a condition of purchase. Goldbelt and Regal dissolved plans to merge in July 2000. Goldbelt is continuing to pursue other opportunities in a number of sectors with the intention of acquiring a project of merit with its principal focus in the area of natural resource exploration and development.

On December 8, 1998, the Company's shares were halted from trading on the Exchange pending an announcement. In February 1999, the Company announced a proposed acquisition of Regal, which would have resulted in a reverse takeover. On April 2, 2001, trading in the shares of the Company resumed under the Inactive designation upon the Company announcing that its proposed reverse takeover and acquisition had terminated. As such, the Company is prohibited from granting stock options and principals are prohibited from exercising previously granted stock options. In accordance with Exchange policy, the Company is expected to initiate its reorganization within twelve months of being designated Inactive and is required to achieve Tier Maintenance Requirements no later than October 3, 2002, failing which trading in the securities of the Company may be suspended.

The Company has initiated the following steps in its reorganization plans:

1. Shareholders approval was received at the Company's Extraordinary General Meeting held on May 19, 1998, of the following restructuring matters:
   i. Consolidation of its authorized and issued share capital on a 1:10 basis and a subsequent increase in authorized capital to 100,000,000 common shares without par value, subject to Exchange approval.
   ii. Continuance from the jurisdiction of British Columbia to Yukon.

   On August 22, 2001, Exchange approval was received for the share consolidation and continuance to the Yukon Territory.

The Company will be required to complete the following steps to complete a reorganization:

1. Reach an agreement with the Company's major creditor to settle $287,610 of indebtedness by the issuance of post-consolidation shares.
2. Acquire a property or business of merit.
3. Proceed with an equity financing to raise capital to fund its expenditure commitments on a property or business of merit and for working capital purposes.

Operating Activities and Expenses

The activities during the quarter were primarily related to continued discussions with one party over the possibilities of a merger, the share consolidation and continuation of the corporation to Yukon Territory, and the initiation of the Company's year-end financial audit. J.M. Tucker Inc, chartered accountant based in Vancouver, British Columbia, were appointed as the Company's auditor replacing Cordovano and Harvey who are based in Denver Colorado.

Expenses for the quarter were related to these activites and totalled $20,051. Certain auditing expenses were incurred and were applied against an accrual of $15,000 reserved in the prior quarter's accounts.

Expenses for the quarter were as follows:

Audit, accounting	$1,252
Legal fees	8,657
Management consulting fees	4,008
Office expenses	650
Office rent	1,596
Salaries and benefits	1,521
Shareholder relations	2,366
Total expenses	$20,051

Liquidity and Capital Resources

To date, virtually all funding for the Company's ongoing operations have come from equity financing. During the current period, no new financings were completed. At September 30, 2001, the Company had working capital of $30,099. The ability of the Company to continue operations is dependent on the ability of the Company to complete the restructuring as outlined above to meet Exchange's Listing Requirements. There can be no assurance the Company will be successful in completing the restructuring.

Investing Activities

During the year ended June 30, 2001, the Company received the funds for repayment of loan advances to Regal amounting to $424,734.

Financing Activities

No financing activities occurred during the year ended June 30, 2001.

ACQUISITION OR ABANDONMENT OF RESOURCES PROPERTIES

None.

ACQUISITION OF FIXED ASSETS

None.

FINANCING AND USE OF PROCEEDS

No new financing completed during the year.

INVESTOR RELATIONS

The Company does not have any investor relation's contract with an outside party and all activities currently being conducted are being performed by the company. There have been relation's activities during the year.

MATERIAL CONTRACTS
None

LEGAL PROCEEDINGS
None

CONTINGENT LIABILITIES
None

DEFAULT UNDER DEBT OR OTHER CONTRACTUAL OBLIGATIONS
None

SPECIAL RESOLUTIONS PASSED BY SHAREHOLDERS
None